SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2006

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Afek Industrial Park

Rosh Haayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on August 16, 2006 announcing "ECtel announces new Board of Directors nominations; Yair Cohen to replace Harel Beit-On as Chairman". Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//_________________________________

Ron Fainaro,
Senior Vice President and

Chief Financial Officer

Dated:  August 27, 2006

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Index to Exhibits

Exhibit No.                 Exhibit

1                                  Press Release issued August 16, 2006

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EXHIBIT 1

ECTEL ANNOUNCES NEW BOARD OF DIRECTORS NOMINATIONS; YAIR COHEN TO REPLACE HAREL BEIT-ON AS CHAIRMAN

ROSH HA'AYIN, Israel, August 16, 2006 - ECtel Ltd. (NASDAQ: ECTX), a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions, today announced that its Board has nominated Yair Cohen, Jonathan Kolber and Sami Totah for election as new Directors of the Company. Elections will take place at the Annual Shareholders Meeting, which is scheduled for September 2006.

ECtel's Board nominated Yair Cohen as Chairman of the Board, subject to his election as director at the Annual Shareholders Meeting.

Mr. Cohen will be replacing Harel Beit-On who served as the Company's Director and Chairman since June 2004 and who will leave the Board of Directors to focus his time on his Venture Capital activities.

"I leave my position with the satisfaction that ECtel is on the right path after having successfully returned to growth and profitability," commented Harel Beit-On. "I am very confident about ECtel's ability to maintain its leadership position in the IRM market and accomplish its goals under the leadership of Eitan Naor, its President & CEO, and the Company's highly qualified management team. I am happy that I had the opportunity to work with such a dedicated and experienced team to jointly turn ECtel into a clear leader in its field."

Eitan Naor, CEO of ECtel said, "Over the years, Harel's unique experience with fast growing hi-tech companies had a significant long lasting contribution to ECtel's renewed growth We would very much like to thank him for that."

"I am very excited about the expected joining of Messrs. Cohen, Kolber and Totah to our Board," continued Mr. Naor. "As ECtel is aiming at broadening its market footprint, these highly qualified industry leading individuals are expected to make a major contribution to the continued growth of ECtel. I am glad that Mr. Cohen has agreed to serve as Chairman of our Board, following his expected election as Director by our shareholders, and I'm confident of his meaningful contribution."

Yair Cohen has served as Vice President of Elron Electronic Industries since July 2005. In this capacity, Mr. Cohen is responsible for managing Elron's diverse portfolio of technology-based investments.  Prior to joining Elron, from 2000, Mr. Cohen served as Brigadier General of Unit 8200, the central military intelligence unit of the Israeli Defence Forces. In this capacity, he was engaged in the development of state-of-the-art military technology. Mr. Cohen currently serves on the Boards of Directors of RDC-Rafael Development Corporation, Galil Medical and a number of other Elron group companies.

Mr. Cohen holds a BA degree in History and Arabic (Summa cum laude) from Bar-Ilan University, Israel, and a MA degree in Management of National Resources (Summa cum laude) from Industrial College (NDU), Washington D.C., U.S.

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Jonathan Kolber served as the Chief Executive Officer of Koor Industries from 1998 until the recent sale of Koor to the IDB Group. He has recently been nominated to serve as Chairman of the Board of Directors of Koor.  From 1985 until 1998, Mr. Kolber worked for the Claridge Group, serving as president and Chief Executive Officer of Claridge Israel from 1988 until 1998. From 1983 to 1985, Mr. Kolber worked as financial analyst in the Canadian finance group at Salomon Brothers. Mr. Kolber is a member of the Board of Directors of a number of Israeli companies including ECI Telecom., Makhteshim-Agan Industries, Sheraton-Moriah Israel and Elbit Systems.

Mr. Kolber holds a bachelor degree in Near eastern Languages and Civilizations from Harvard University.

Sami Totah has served in various positions at Amdocs including the position of Senior Vice President & Chief Operations Officer. In this position he was responsible for overseeing the entire Amdocs global operation. Mr. Totah has also served as Chairman of the Board of Directors of several Israeli start-up companies since 2003. These include Pilat Media, a provider of software management system to the broadcasting industry; Sheer networks, a provider of network management solution for large telecom providers worldwide; Red Bend, a provider of unique solution for Firmware over the air update for wireless devices; and Flash Networks, a provider of optimization solution for wireless operators world wide. Prior, Mr. Totah was a software engineer. From 1984 until 2002 Mr. Totah is a practical software engineer and participated in professional courses over the years, including courses of the Executive MBA program of the Hebrew University Business School.

About ECtel Ltd.

ECtel (NASDAQ: ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers. A pioneering market leader for over 15 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next-generation operators to fully manage their revenue and cost processes. ECtel IRM(TM) Product Suite features the world-leading fraud and revenue assurance products, FraudView® RAP and CashView®, that minimize operator revenue leakage across networks and operations support systems (OSSs). ECtel serves prominent tier one operators, and has more than 100 implementations in over 50 countries worldwide. Established in 1990, ECtel maintains offices in the Americas, Europe and Asia Pacific.

Certain statements contained in this release contain forward-looking information with respect to guidance, plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the Company's ability to successfully execute a growth plan, to successfully materialize business opportunities, , the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F for the year ended December 31, 2005 and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to guidance and forward-looking statements to reflect events or circumstances following the date hereof or to reflect the occurrence of unanticipated events

Contacts:

ECtel Ltd. Ron Fainaro Senior Vice President and CFO Tel: +972-3-9002102 Fax: +972-3-9002103 Email: ronf@ectel.com	ECtel Ltd. Dana Rubin Marcom Manager Tel: +972-3-9002656 Fax: +972-3-9002103 Email: danar@ectel.com

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